October 31, 2007

VIA EDGAR ONLY

Blaise Rhodes

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pacific Fuel Cell Corp.
Your Letter dated August 15, 2007
Form 10-KSB for the Fiscal Year Ended December 31, 2006

File No. 000-28031

Dear Ms Rhodes:

In relation to the responses to the staff’s comment letter of August 15, 2007 relating to the above referenced report, please be advised that:

(a)       Pacific Fuel Cell Corp. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced report;

(b)       the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)       we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

PACIFIC FUEL CELL CORP.

s/George Suzuki

George Suszuki,

President